Condensed Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
For the three months ended March 31, 2025

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents (note 4)	$15,303	$15,942
Other receivables	89	68
Prepaid expenses	1,875	1,885
Warrant derivative (note 6)	1,220	980
Total current assets	18,487	18,875
Property and equipment	386	411
Right-of-use assets (note 5)	829	901
Total assets	$19,702	$20,187
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (note 4)	$4,948	$4,792
Other liabilities (note 4)	530	1,618
Lease liabilities (note 5)	290	277
Total current liabilities	5,768	6,687
Contract liability	6,730	6,730
Lease liabilities (note 5)	710	787
Total liabilities	13,208	14,204
Commitments (note 10)
Shareholders' equity
Share capital (note 7) Authorized: unlimited Issued: March 31, 2025 – 86,421,592 December 31, 2024 – 80,020,131	445,533	438,193
Contributed surplus (note 8)	44,403	44,542
Accumulated other comprehensive income	958	961
Accumulated deficit	(484,400)	(477,713)
Total shareholders' equity	6,494	5,983
Total liabilities and shareholders' equity	$19,702	$20,187
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended March 31,
	2025	2024
Expenses
Research and development (note 14)	$4,083	$5,743
General and administrative (note 14)	2,916	2,983
Loss before the following	(6,999)	(8,726)
Change in fair value of warrant derivative (note 6)	240	869
Foreign exchange (loss) gain	(51)	517
Interest income, net	123	446
Net loss	(6,687)	(6,894)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment	(3)	126
Comprehensive loss	$(6,690)	$(6,768)

Basic and diluted loss per common share (note 9)	$(0.08)	$(0.09)
Weighted average number of shares (basic and diluted) (note 9)	84,631,445	75,244,637
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2023	$430,906	$42,116	$544	$(446,003)	$27,563
Net loss and other comprehensive income	—	—	126	(6,894)	(6,768)
Issued pursuant to incentive share award plan (notes 7, 8)	3	(3)	—	—	—
Issued pursuant to "At the Market" Agreement (note 7)	1,669	—	—	—	1,669
Share issue costs (note 7)	(71)	—	—	—	(71)
Share-based compensation expense (note 8)	—	576	—	—	576
As at March 31, 2024	$432,507	$42,689	$670	$(452,897)	$22,969

As at December 31, 2024	$438,193	$44,542	$961	$(477,713)	$5,983
Net loss and other comprehensive loss	—	—	(3)	(6,687)	(6,690)
Issued pursuant to incentive share award plan (notes 7, 8)	1,347	(1,347)	—	—	—
Issued pursuant to "At the Market" Agreement (note 7)	6,228	—	—	—	6,228
Share issue costs (note 7)	(235)	—	—	—	(235)
Share-based compensation expense (note 8)	—	1,208	—	—	1,208
As at March 31, 2025	$445,533	$44,403	$958	$(484,400)	$6,494
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Three Months Ended March 31,
	2025	2024
Operating Activities
Net loss for the period	$(6,687)	$(6,894)
Depreciation - property and equipment (note 14)	26	28
Depreciation - right-of-use-assets (note 14)	71	95
Share-based compensation expense (notes 8, 14, 15)	1,208	576
Interest expense on lease liabilities	39	15
Unrealized foreign exchange gain	(61)	(387)
Change in fair value of warrant derivative (note 6)	(240)	(869)
Net change in non-cash working capital (note 13)	(854)	(33)
Cash used in operating activities	(6,498)	(7,469)
Investing Activities
Acquisition of property and equipment	—	(46)
Cash used in investing activities	—	(46)
Financing Activities
Proceeds from "At the Market" equity distribution agreement, net (note 7)	5,993	1,598
Payment of lease liabilities	(103)	(103)
Cash provided by financing activities	5,890	1,495
Decrease in cash and cash equivalents	(608)	(6,020)
Cash and cash equivalents, beginning of period	15,942	34,912
Impact of foreign exchange on cash and cash equivalents	(31)	711
Cash and cash equivalents, end of period	$15,303	$29,603
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 1: Nature of Operations and Going Concern
Oncolytics Biotech Inc. was incorporated on April 2, 1998, under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Market and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue S.W., Calgary, Alberta, Canada.
We are a clinical-stage biopharmaceutical company developing pelareorep, a well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments. Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) advanced and metastatic breast cancer and metastatic pancreatic ductal adenocarcinoma to registration-enabled clinical studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers, including anal cancer, through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development efforts. As at March 31, 2025, we had an accumulated deficit of $484,400. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through issuing additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options.
Going concern
Management assesses our ability to continue as a going concern when preparing our condensed interim consolidated financial statements. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. As at March 31, 2025, we had cash and cash equivalents of $15,303. Subsequent to March 31, 2025, we entered into a share purchase agreement with Alumni Capital LP (Alumni), where we have the right to sell, and Alumni has the obligation to purchase common shares over a 15-month period (see note 16). We estimate we can currently fund our operations through the third quarter of 2025. Factors that will affect our anticipated cash needs for the next twelve months include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.
Our ability to continue as a going concern is dependent upon raising additional financing through equity or strategic collaborations and transactions. We plan on raising additional funds through the sale of our common shares or other capital resources, such as collaborations and debt, to fund our ongoing operations. However, given the difficulty for micro-cap market capitalization companies to raise significant capital and the Nasdaq delinquency notification we received, there can be no assurance that additional liquidity will be available under acceptable terms or at all. Furthermore, if we are unable to obtain additional financing when required, there can be no assurance that we will be able to sufficiently reduce or eliminate our planned expenditures to extend our operating runway. These material uncertainties raise substantial doubt on our ability to continue as a going concern and meet our obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.
These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to a going concern. However, the use of the going concern assumption on which these condensed interim consolidated financial statements are prepared may not be appropriate based on the factors described above.
These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 2: Basis of Presentation

Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with IFRS and in compliance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
Our condensed interim consolidated financial statements for the three months ended March 31, 2025, were authorized for issue in accordance with a resolution of the Board of Directors on May 14, 2025.
Basis of presentation
These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements for the year ended December 31, 2024.
Our condensed interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries, Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc., and are presented in Canadian dollars, our functional currency.
Use of estimates
The preparation of our condensed interim consolidated financial statements in conformity with IFRS requires us to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts, and disclosures in our condensed interim consolidated financial statements and accompanying notes. Management makes estimates based on our best knowledge of current events and actions that the Company may undertake in the future. We consider the potential impact of certain external factors outside of our control, including global political conflicts, supply chain disruptions, inflation, fluctuating interest rates, and liquidity, when making certain estimates and judgments relating to the preparation of these condensed interim consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Actual results could differ from these estimates, and such differences could be material.

Note 3: Material Accounting Policies
The accounting policies applied in these condensed interim consolidated financial statements are the same as those applied in our audited consolidated financial statements for the year ended December 31, 2024.
Accounting standards and interpretations issued but not yet effective
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Narrow scope amendments have been made to IAS 7 Statement of Cash Flows and some requirements previously included within IAS 1 have been moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which has also been renamed IAS 8 Basis of Preparation of Financial Statements. IAS 34 Interim Financial Reporting has also been amended to require disclosure of management-defined performance measures. IFRS 18 and the amendments to the other standards are effective for annual periods beginning on or after January 1, 2027, with early

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

application permitted. IFRS 18 applies retrospectively to both annual and interim financial statements. We are assessing the impact of adopting this standard on our consolidated financial statements.
Note 4: Balance Sheet Details
Cash equivalents
Cash equivalents consist of interest-bearing deposits with our bank totaling $12,593 as at March 31, 2025 (December 31, 2024 – $12,312).
Other liabilities
In 2023, we were selected by the Pancreatic Cancer Action Network (PanCAN) as the recipient of its Therapeutic Accelerator Award to conduct a clinical trial with pelareorep in combination with modified FOLFIRINOX chemotherapy with or without an immune checkpoint inhibitor in pancreatic cancer patients. Under the terms of the award agreement, we are entitled to receive up to US$5 million in funding for eligible research expenses, and we must comply with the conditions set out with the award agreement, including providing periodic performance progress reports. As at March 31, 2025, we recorded US$369 ($530) (December 31, 2024 – US$1,125 ($1,618)) in other liabilities representing unapplied funding received from PanCAN.
Accounts payable and accrued liabilities

	March 31, 2025	December 31, 2024
Trade payables	$779	$1,087
Accrued liabilities	4,169	3,705
	$4,948	$4,792

Note 5: Leases
We have office space leases with initial lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate, as rates implicit in the leases were not readily determinable. The weighted average rate applied was 15%.
Our total undiscounted lease liabilities as at March 31, 2025, were as follows:

March 31, 2025
Less than one year	$421
One to five years	888
More than five years	—
Total undiscounted lease liabilities	$1,309

Note 6: Warrant Derivative
Our common share purchase warrants ("warrants") with a U.S. dollar exercise price, which differs from our functional currency, are treated as a derivative measured at fair value, and revalued each period end at fair value through profit and loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Changes in the value of our warrant derivative were as follows:

	Number of Warrants	Fair Value of Warrant Derivative
As at December 31, 2023	7,731,085	$200
Exercised	(52,456)	(6)
Expired	(11,579)	(1)
Amortization of discount on warrants issued	—	365
Change in fair value	—	(1,605)
Foreign exchange impact	—	67
As at December 31, 2024	7,667,050	$(980)
Amortization of discount on warrants issued	—	91
Change in fair value	—	(331)
As at March 31, 2025	7,667,050	$(1,220)
The following table summarizes our outstanding warrant derivative as at March 31, 2025:

Exercise price	Issuance date	Expiry date	Number of Warrants Outstanding
US$2.81	August 8, 2023	August 8, 2028	6,667,000
US$2.81	September 7, 2023	August 8, 2028	1,000,050
			7,667,050
On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one common share purchase warrant ("warrant"), which were immediately separable and issued separately in this offering. Each warrant entitles the holder to purchase one common share at an exercise price of US$2.81 up to 60 months from the date of issuance. Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. The difference between the fair value of the warrants and their allocated proceeds was a discount of $1,822, which is amortized on a straight-line basis over the five-year expected life of the warrants and recorded under change in fair value of warrant derivative on our consolidated statement of loss and comprehensive loss.
At March 31, 2025, as the unamortized discount balance was greater than the fair value of the warrant derivative liability, the net balance was presented as an asset on our condensed interim consolidated statement of financial position.
We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates with an approximate equivalent remaining term in effect at the time of valuation, and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

The estimated fair value of the warrant derivative was determined using the following assumptions:

	March 31, 2025	December 31, 2024
Underlying share price	US$0.55	US$0.92
Risk-free interest rate	2.5%	2.9%
Expected life	3.4 years	3.6 years
Expected volatility	36.5%	36.5%
Expected dividend yield	Nil	Nil
Fair value per warrant	US$0.00	US$0.03

Note 7: Share Capital
Authorized
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2023	74,423,960	$430,906
Issued pursuant to incentive share award plan	133,572	297
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)	5,410,143	7,670
Issued pursuant to warrant derivative exercised	52,456	71
Share issue costs	—	(751)
As at December 31, 2024	80,020,131	$438,193
Issued pursuant to incentive share award plan	1,098,511	1,347
Issued pursuant to "At the Market" (ATM) equity distribution agreement(b)	5,302,950	6,228
Share issue costs	—	(235)
As at March 31, 2025	86,421,592	$445,533
(a)On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement was terminated on July 17, 2024. During the three months ended March 31, 2024, we sold 994,668 common shares for gross proceeds of $1,669 (US$1,244) at an average price of $1.68 (US$1.25). We received proceeds of $1,619 (US$1,207) after commissions of $50 (US$37). In total, we incurred share issue costs (including commissions) of $71.
(b)On August 2, 2024, we entered into an ATM equity distribution agreement with Cantor Fitzgerald & Co. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$50,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the three months ended March 31, 2025, we sold 5,302,950 common shares for gross proceeds of $6,228 (US$4,327) at an average price of $1.17 (US$0.82). We received proceeds of $6,041 (US$4,197) after commissions of $187 (US$130). In total, we incurred share issue costs (including commissions) of $235.

Note 8: Share-Based Compensation
Stock options and share awards
(a)Our amended and restated Stock Option Plan and Share Award Plan (collectively, the "Equity Incentive Plans") were approved by our shareholders at the annual general meeting of shareholders on May 9, 2023. Pursuant to our Equity

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Incentive Plans, we may grant stock options, restricted share awards, and performance share awards. The number of common shares reserved for issuance under our Equity Incentive Plans in aggregate shall not exceed 14% of the total number of issued and outstanding common shares from time to time. As at March 31, 2025, we reserved 12,099,023 common shares for issuance relating to our Equity Incentive Plans. Our share-based compensation expense was $1,208 for the three months ended March 31, 2025 (March 31, 2024 - $576).
(b)Our stock option activity for the three months ended March 31 was as follows:

	2025		2024
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	6,876,345	2.14	7,063,333	2.72
Granted	—	—	60,000	1.73
Forfeited	(75,000)	3.15	(32,200)	2.39
Expired	—	—	(60,000)	5.23
Outstanding, end of the period	6,801,345	2.13	7,031,133	2.69
Exercisable, end of the period	5,030,543	2.37	5,298,236	2.84
The following table summarizes information about the stock options outstanding and exercisable at March 31, 2025:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.13 - $1.50	1,799,300	4.1	1.14	785,658	1.13
$1.51 - $2.20	2,232,850	3.0	1.88	1,573,542	1.94
$2.21 - $2.70	699,689	1.6	2.36	699,689	2.36
$2.71 - $3.11	910,800	2.8	2.79	812,948	2.78
$3.12 - $7.60	1,158,706	0.9	3.52	1,158,706	3.52
	6,801,345	2.8	2.13	5,030,543	2.37

Option grants vest either immediately or annually over periods ranging from one to three years.

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

The estimated fair value of stock options granted during the three months ended March 31 were determined using the following weighted average assumptions:

	2025	2024
Risk-free interest rate	n/a	3.8%
Expected life	n/a	3.0 years
Expected volatility	n/a	69.5%
Expected dividend yield	n/a	Nil
Weighted average fair value of options	n/a	$0.83

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

(c)Our share award activity for the three months ended March 31 was as follows:

	2025	2024
Outstanding, beginning of the period	1,118,510	398,440
Granted(1)	677,922	—
Released	(1,098,511)	(1,140)
Outstanding, end of the period	697,921	397,300
(1)The weighted average fair value of the RSAs granted was $0.98 in 2025.
During the three months ended March 31, 2025, we granted restricted share awards to our independent board of director members in lieu of cash compensation, our interim CEO, and our former CEO. Restricted share awards granted to our independent board of director members and former CEO vest immediately. Restricted share awards granted to our interim CEO either vest immediately or cliff-vest in two years.
Compensation warrants
In consideration of the services rendered by the underwriter as part of a public offering in 2023, we issued 536,693 compensation warrants. Each compensation warrant is exercisable into one common share at an exercise price of US$2.25 up to 60 months from the date of issuance. At issuance date, we used the Black-Scholes valuation model to estimate the fair value of the services rendered. As at March 31, 2025, and March 31, 2024, there were 536,693 compensation warrants outstanding.

Note 9: Loss Per Common Share

Loss per common share is calculated by dividing net loss for the period by the weighted average number of common shares outstanding for the three months ended March 31, 2025, of 84,631,445 (March 31, 2024 - 75,244,637). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Commitments

We are committed to payments of approximately $6,800 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next two years. Approximately one-third of the committed payments relate to a production service agreement with our primary toll manufacturer, which cannot be canceled without a significant penalty. We are able to cancel most of the remaining agreements with notice.

Note 11: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities, including our clinical trial program, product manufacturing, administrative costs, and intellectual property expansion and protection. See note 1 for the discussion on our ability to continue as a going concern. We include shareholders' equity and cash and cash equivalents in the definition of capital.

	March 31, 2025	December 31, 2024
Cash and cash equivalents	$15,303	$15,942
Shareholders' equity	$6,494	$5,983

We have no debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments relating to completing our research and development of pelareorep.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the associated costs. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.
Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that are converted to common shares upon exercise. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.
On July 19, 2024, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150 million of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. The Base Shelf will be effective until August 19, 2026. Under the Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries. We may also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be performed from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
Renewing our Base Shelf provides additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received from using our Base Shelf would be used in line with our Board-approved budget and multi-year plan.
Our Base Shelf allowed us to enter our ATM equity distribution agreement (see note 7) and share purchase agreement (see note 16). We plan on using these equity arrangements to assist us in achieving our capital objective. These arrangements provide us with the opportunity to raise capital and better manage our cash resources.
We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2025.

Note 12: Financial Instruments

Fair value of financial instruments

As at March 31, 2025, and December 31, 2024, the carrying amount of our cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and other liabilities approximated their fair value due to their short-term maturity. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and, therefore, do not trade on an active market. As at March 31, 2025, the fair value of our warrant derivative was presented as an asset of $1,220 (December 31, 2024 - $980) (see note 6).
Financial risk management
Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. As at March 31, 2025, we were exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.
We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts. Our foreign-domiciled bank accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Interest rate risk
Interest rate risk is the risk that a financial instrument's fair value or future cash flows will fluctuate because of changes in market interest rates. We hold our cash and cash equivalents in bank accounts or high-interest investment accounts with variable interest rates. We mitigate interest rate risk through our investment policy that only allows the investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.
Fluctuations in market interest rates do not significantly impact our results of operations due to the short-term maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. For the three months ended March 31, 2025, we were primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar and Euro, as a portion of our financial assets and liabilities were denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our comprehensive loss in 2025 by approximately $88 (March 31, 2024 - $216). The impact of a $0.01 increase in the value of the Euro against the Canadian dollar would have increased our comprehensive loss in 2025 by approximately $22 (March 31, 2024 - $14).
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies by purchasing foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable.
Significant balances denominated in U.S. dollars were as follows:

	March 31, 2025	December 31, 2024
Cash and cash equivalents	$9,019	$9,534
Accounts payable and accrued liabilities	(1,921)	(1,722)
	$7,098	$7,812
Significant balances denominated in Euros were as follows:

	March 31, 2025	December 31, 2024
Accounts payable and accrued liabilities	€(1,131)	$(1,114)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. See note 1 for the discussion on our ability to continue as a going concern. We manage liquidity risk by managing our capital structure as outlined in note 11. Accounts payable and accrued liabilities are all due within the current operating period. Other liabilities associated with funding received from PanCAN (see note 4) are expected to be applied within the current operating period. See note 5 for a maturity analysis of our lease liabilities.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 13: Additional Cash Flow Disclosures

Change in non-cash working capital

	Three Months Ended March 31,
	2025	2024
Change in:
Other receivables	$(21)	$(87)
Prepaid expenses	10	192
Accounts payable and accrued liabilities	156	38
Other liabilities	(1,088)	(18)
Non-cash impact of foreign exchange	89	(158)
Change in non-cash working capital related to operating activities	$(854)	$(33)

Other cash flow disclosures

	Three Months Ended March 31,
	2025	2024
Cash interest received	$162	$461

Note 14: Components of Expenses

	Three Months Ended March 31,
Research and development expenses	2025	2024
Clinical trial expenses	$516	$802
Manufacturing and related process development expenses	578	3,178
Intellectual property expenses	149	126
Personnel-related expenses	1,900	1,271
Share-based compensation expense	892	340
Other expenses	48	26
	$4,083	$5,743

General and administrative expenses
Public company-related expenses	$1,673	$1,844
Personnel-related expenses	712	653
Office expenses	118	127
Share-based compensation expense	316	236
Depreciation - property and equipment	26	28
Depreciation - right-of-use assets	71	95
	$2,916	$2,983
Our research and development personnel-related expenses included employee compensation and benefits of $1,693 for the three months ended March 31, 2025 (March 31, 2024 - $1,271).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three months ended March 31, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Our general and administrative office expenses included employee compensation and benefits of $712 for the three months ended March 31, 2025 (March 31, 2024 - $544).

Note 15: Related Party Transactions

Compensation of key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling our activities as a whole. We have determined that key management personnel consists of the Board of Directors, Executive Officers, President, and Vice Presidents.

	Three Months Ended March 31,
	2025	2024
Compensation and short-term benefits	$905	$928
Termination benefits	1,190	—
Share-based compensation expense	363	498
	$2,458	$1,426
Termination benefits were provided to our former CEO and included both cash and share-based compensation.

Note 16: Subsequent Events
On April 10, 2025, we entered into a share purchase agreement with Alumni Capital LP (Alumni), an institutional investor. Under the terms of the agreement, we have the right to sell, and Alumni has the obligation to purchase up to US$20 million worth of common shares over a 15-month period based on the market price at the time of each sale to Alumni. At the execution of the agreement, we issued an initial commitment fee of 816,326 common shares valued at US$400. An additional 816,326 common shares will be issued on a pro rata basis upon the delivery of purchase notices as an additional commitment fee. We have sole discretion over the timing and amount of all common share sales.